Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

CME and CBOT have filed a definitive prospectus/joint proxy statement with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive prospectus/proxy statement or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/proxy statement and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive prospectus/proxy statement is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

On March 14th, Chicago Mercantile Exchange Holdings Inc. issued the following press release:

20 South Wacker Drive Chicago, IL 60606	141 West Jackson Boulevard Chicago, IL 60604

FOR IMMEDIATE RELEASE

CME and CBOT Announce New Timelines for Electronic and Floor Trading Migrations Post Merger Close

CHICAGO, March 14, 2007 – Following the October 17, 2006, announcement of their proposed merger to create the most extensive and diverse global derivatives exchange, Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) and CBOT Holdings, Inc. (NYSE: BOT) today announced new proposed timelines for electronic migration to CME Globex® and trading floor consolidation.

Upon completion of the merger, which is expected to close by mid-year 2007 pending approvals by regulators, the shareholders of both companies and CBOT members, the companies plan to migrate electronically traded CBOT products onto the CME Globex platform in a phased migration, beginning in first quarter of 2008. Previously, this integration was planned to take place one year following close.

Additionally, CME and CBOT open outcry markets will be migrated onto a single trading floor facility located at CBOT in the second quarter of 2008. The floor consolidation was initially expected to happen 12 to 18 months following close.

“The goal of the proposed merger is to deliver significant efficiencies along with new products and technologies as quickly as possible to our global customer base,” said CME Executive Chairman Terry Duffy. “Both parties are committed to developing this aggressive migration timeline post close so that our customers will be able to realize the benefits of our combined company sooner – not only cost savings but also expanded opportunities by placing complementary products on a consolidated electronic trading platform and trading floor.”

“Both organizations are working very hard to ensure that CME Group will be in a position to deliver at least $125 million in annual expense synergies as soon as possible after the close of our historic merger,” said CME Chief Executive Officer Craig Donohue. “Our valued customers, who will also realize annual savings of approximately $70 million, will benefit greatly from our accelerated integration timeframe.”

“Growth in the global derivatives industry continues to accelerate with competition spanning the exchange and over the counter markets,” said CBOT Chairman Charlie Carey. “The combination of our leading institutions allows us to capitalize on our synergies, in both the electronic markets and on the trading floors, and we will be better positioned to compete in order to continue our traditions of innovation and leadership.”

Targeting a mid-year close, the companies have achieved significant milestones in recent weeks, including the setting of the date of the CME and CBOT shareholder meetings and CBOT member meetings to vote on the transaction on April 4, 2007 and the mailing of the final prospectus/joint proxy statements.

Important Merger Information

In connection with the merger transaction involving Chicago Mercantile Exchange Holdings Inc. (CME Holdings) and CBOT Holdings, Inc. (CBOT Holdings), CME Holdings has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) on December 21, 2006, containing a preliminary joint proxy statement/prospectus. The registration statement was declared effective on February 26, 2007. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. Investors and security holders are urged to read the final prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The final prospectus/proxy statement will be, and other documents filed or to be filed by CME Holdings with the SEC are or will be available free of charge at the SEC’s Web site ( http://www.sec.gov/ ) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME Holdings and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about

CME Holdings’ directors and executive officers is available in CME Holdings’ proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About CME Holdings

CME Holdings (NYSE, NASDAQ: CME) became the first publicly traded U.S. financial exchange on Dec. 6, 2002. The company was added to the Russell 1000® Index on July 1, 2003, and to the S&P 500® Index on Aug. 10, 2006. It is the parent company of Chicago Mercantile Exchange Inc., the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly owned subsidiary of CME Holdings.

About the CBOT

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity, and commodity futures and options-on-futures products. Building on its 158-year history, the CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise.

Using superior trading technology in both electronic and open-auction trading platforms, the CBOT provides premier customer service to risk managers and investors worldwide. For more information visit our website at www.cbot.com.

Forward-Looking Statements

From time to time, in written reports and oral statements, we discuss our expectations regarding future performance. Forward-looking statements in this report are based on currently available competitive, financial, and economic data; current expectations, estimates, forecasts, and projections about the industries in which we operate; and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. We want to caution you to not place undue reliance on any forward-looking statements.

Among the factors that might affect our performance are: our ability to obtain the required approvals for our proposed merger with CBOT Holdings, Inc. and our ability to realize the anticipated benefits, control the costs of the proposed transaction and successfully integrate the businesses; increasing competition from foreign and domestic competitors, including increased competition from new entrants into our markets; our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to continue to generate revenues from our processing services provided to third parties; our ability to maintain existing customers and attract new ones; our ability to expand and offer our products in foreign jurisdictions; changes in domestic and foreign regulations; changes in government policy, including policies relating to common or directed clearing; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading; changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or nonmember fees or participates in one of our various incentive programs) and the impact of our tiered pricing structures; the ability of our financial safeguards package to adequately protect us from the credit risk of our clearing firms and the clearing firms of the Board of Trade of the City of Chicago, Inc.; changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets; economic, political and market conditions; our ability to accommodate increases in trading volume and order transaction traffic without failure or degradation of performance of our systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy; industry and customer consolidation; decreases in trading and clearing activity; the imposition of a transaction tax on futures and options on futures transactions; and seasonality of the futures business. More detailed information about factors that may affect our performance may be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, which is available in the Investor Relations section of our Web site. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts:

CME	CBOT
Media	Media
Allan Schoenberg	Maria C. Gemskie
312.930.8189	312.341.3257
312.907-1641 (mobile)
Investors
Laurie Bischel	Deborah Koopman
3121.648.8698	312.789.8532

Investors
John Peschier
312.930.8491
CME-G

# # #

On March 14th, Chicago Mercantile Exchange Holdings Inc. also issued the following communications in connection with the 2007 Annual International Futures Industry Conference:

CME Group Inc.

A CME/Chicago Board of Trade Company

Myths vs. Realities

Myth:	This merger will reduce competition in derivatives trading.

Reality:	That myth is based on the false assumption that CME and CBOT have been significant competitors. In fact, the product suites of CME and CBOT barely intersect; CME and CBOT have not been each others competitors. For example, CBOT’s Treasury complex has been in direct competition with at least three other futures exchanges and continues to compete on a daily basis with equivalent offerings in the cash Treasury market. CME’s short term interest rate contracts have faced competition from other exchanges and from the plain vanilla swap market.

Competition between organized futures markets and electronic trading platforms for OTC derivatives is increasing at a rapid pace as the two market places converge in terms of product and process.

Myth:	There are significant barriers to entry for new competitors, which ensures CME/CBOT’s future dominance.

Reality:	There are no significant barriers to entry to foreign or new futures exchanges that wish to attract U.S. based customers. The CFTC processes applications for new exchanges in less than 180 days and all of the necessary elements to operate an exchange can be purchased or rented to avoid a large commitment of capital and start-up time. Foreign exchanges can enter the U.S. customer space by means of readily granted no-action letters from the CFTC.

ICE demonstrated that new exchanges can take volume from established exchanges if the new exchange offers a legitimate value proposition to its customers. The NYSE has announced its acquisition of Euronext.Liffe, which will be a formidable global competitor. Additionally, the U.S. Futures Exchange will re-launch this year. OTC markets continue to grow at a faster pace than regulated exchanges; volume in OTC markets is five times the size of exchange-traded derivatives.

Myth:	The OTC market doesn’t offer serious competition to the regulated exchanges.

Reality:	OTC derivatives markets are much larger and growing faster than exchange-traded derivatives. The Bank for International Settlements estimates that the OTC market, at $370 trillion, is five times the size of the entire exchange-traded derivatives marketplace. For every futures product offering, comparable OTC products are available of trading. The cash treasury market is fully as deep and liquid as the treasury futures contracts. The costs for trading in each of the market move in lock step.

Myth:	The transaction will create an exchange with too much pricing power, resulting in higher fees for users.

Reality:	Neither history nor logic supports the theory that the combined entity will have more pricing power than either of the exchanges previously had. Historically, the prices each exchange has charged to its customers have declined, and we expect that trend to continue. Despite volume growth during the past several years, the average rate per contract at CME has declined from 70 cents in March 2003 to 65 cents in January 2007. During that time frame, CME average daily volume has grown from 2.4 million contracts to 5.5 million contracts.

Myth: Any cost synergies or efficiencies will be kept by the exchanges (and their shareholders), not passed along to users.

Reality:	We estimate that as a result of the merger, our customers will save approximately $70 million in costs annually. Cost efficiencies and other savings will largely be driven by integrating to a single electronic trading platform and consolidating three trading floors to one.

Myth: A combined CME/CBOT would have little incentive to continue innovation.

Reality:	We have innovation in our blood. Innovation is the cornerstone of our ability to compete. If we don’t innovate, the OTC market and our competitors around the globe will leave us behind. As a consequence of the combination, our customers can expect even greater investment in trading and clearing systems.

From 1999 through 2005, CME introduced 106 new products, and the total volume of those products in 2005 was $112 million. If innovation weren’t a key factor to our growth, we would still be the Butter and Egg board, we would never have invented financial futures, we would never have invented cash-settled futures, we would never have pioneered electronic trading of derivatives, we would never have created SPAN for clearing and settlement, and we would never have created recent derivative products such as weather, real estate and credit event contracts. Innovation is the heart and soul of our business and will be how we grow in the future to meet shareholder and customer needs.

Myth:	The derivatives market should be restructured to make the clearing house a user owned utility that would insure fungibility between exchanges and expand the benefits of portfolio margining to all U.S. traded products.

Reality:	The equities markets have been governed by anticompetitive rules and processes that have divided natural pools of liquidity such that customers are denied the benefits of liquidity and transparency. Consolidated clearing is a benefit to such markets although clearing houses controlled by the eight largest banks are not a sensible business solution to the problem. Futures markets are fundamentally different. In the absence of prescriptive regulation, U.S. futures markets have developed to create concentrated pools of liquidity, which provide customers with the best prices based on unfettered competition and complete transparency.

Our industry provides centralized transaction systems for a wide array of risk management products, in which all global derivative exchanges invest considerable research and development. Derivatives products are the result of substantial investment and intellectual efforts, unlike securities products which are listed on an exchange only for transaction/execution purposes.

Innovation is the key to a derivative exchange’s value proposition and growth. The idea of fungibility in the derivatives environment implies that exchanges share their design advancements with competitors and possibly forgo any benefits accruing – thereby stifling innovation. Any enforced or proscribed fungibility would take away any incentive for exchanges to innovate.

In addition, price discovery, transparency, open market access and competition are all enhanced by a centralized liquidity pool. A vertically integrated exchange promotes reliability with coordinated execution, clearing and settlement, as witnessed by the Refco crisis and CME’s ability to protect segregated funds.

Chicago Mercantile Exchange

Chicago Board of Trade

A Global Competitor Delivering Value for Customers and Shareholders

CME Group Inc.

A CME/Chicago Board of Trade Company

A Landmark Transaction Creating the World’s Most Diverse Exchange

The merger of Chicago Mercantile Exchange Holdings (CME) and CBOT Holdings will create substantial benefits for the customers, employees and investors of both exchanges for years to come. The combined exchange will offer access to the most liquid markets for exchange-traded benchmark products based on the U.S. interest rate yield curve, equity indexes, foreign exchange, agricultural and industrial commodities, energy and alternative investment products such as weather and real estate on a single platform.

Transaction Highlights

This transaction creates a strong U.S. company that will be better positioned to compete more effectively as the industry consolidates and transforms. Both CME and CBOT have built their successes on innovation, customer service and competitive prices. Together, they will combine the capabilities and best practices of both companies, creating operational and cost efficiencies for customers and exchange members while delivering substantial benefits to their key stakeholders.

•	$125 million in estimated annual cost savings expected to be achieved in year two post closing

•	Expected to be accretive to earnings 12-18 months after closing

•	Creates attractive revenue opportunities

•	Enhances operating efficiencies

Significant Benefits for Customers

Customers of both exchanges will enjoy continued technology and service enhancements as a result of this transaction. Among the many user benefits are:

•	Access to distinct products and services as well as innovative new product offerings on an integrated platform

•	Pipeline of new and innovative products and functionality

•	Increased efficiencies through consolidated systems and combined open-auction trading environments

•	Integrated market data services

•	Seamless continuation of current clearing arrangement, which secures numerous efficiencies for intermediaries and their customers

Innovation

Product innovation is the hallmark of derivatives, and the transaction is expected to enhance the exchanges’ ability to develop new products to meet the shifting demands of the marketplace. Over the past seven years, CME and CBOT have introduced 137 new products. Among the recent significant new products introduced by CME are:

•	Cash-settled contracts, like S&P 500® Index futures, CME E-mini® futures and CME Eurodollar futures

•	TRAKRSTM futures contracts with Merrill Lynch

•	Long-dated index futures contracts that can be held through a securities account

•	Goldman Sachs Commodity Index Excess Return (GSCI® ER)

•	Long-dated index futures that are components of a trust and basis for a listed security

•	Rolling Spot FX futures contracts

•	Derivatives contracts designed to mimic the FX cash market

•	Recently developed futures contracts:

•	Weather, real estate and credit index event contracts

The combined company provides a strong platform for bringing innovation, broader access and efficiencies to the traditional over the counter (OTC) market. CME, for example, developed Clearing360TM for clearing OTC interest rates and other asset classes. The company also created FXMarketSpaceTM, in partnership with Reuters, to serve as the world’s first centrally cleared, global FX marketplace. CME acquired Swapstream®, a multilateral electronic trading platform for interest rate swaps. CBOT has worked to broaden access to its interest rate complex through partnerships with Bloomberg and others.

A Fiercely Competitive Global Industry

As growth in the global derivatives industry accelerates, new competitors are emerging in both regulated exchange and unregulated OTC markets. Although CME and CBOT have both enjoyed healthy growth over the past several years, the unregulated OTC market has been growing even faster. At the end of 2005, more than 80 percent of derivatives by notional value were traded over-the-counter, not on regulated exchanges. This market dynamic provides a wide range of choices for investors seeking to trade customized products. In contrast, the vast majority of equities are traded on an exchange, with less than 15 percent of equities traded over-the-counter.

CME and CBOT are also facing increased competition from regulated exchanges both abroad and here in the U.S. Strong European competitors, such as Eurex and Euronext, have significantly grown their share of the market over the past 15 years, and emerging exchanges in Asia are poised for rapid growth over the next decade. At the end of 2005, only 27 percent of exchange-traded futures and options on futures by volume were traded on U.S. exchanges, while 72 percent were traded on international exchanges. In addition, industry consolidation and numerous regulatory environments are allowing cross-continental exchanges to offer multiple asset classes, such as stocks, futures and options.

Pricing

CME and CBOT have consistently provided cost-efficient trading opportunities for their customers ensuring the highest volume customers trade at the lowest rates. As the chart to the right shows, the rate per contract for trading interest rates on CME Globex® has decreased significantly over the past four years as average daily volume has increased.

The competitive nature of the industry - including the robust OTC market and the entry of new competitors seeking to build volume - ensures that pricing remains low for customers. Large customers can shift trading volumes to alternate exchanges with relative ease and can even create new exchanges for high-volume contracts.

A Fiercely Competitive Global Industry

Several recent studies have underscored the growing competitive challenges from non-U.S. exchanges, most notably from the New York City Economic Development Corporation and the Committee on Capital Markets Regulation. Both studies concluded that U.S. financial institutions, including exchanges, must be allowed to compete vigorously with their international counterparts if the U.S. wants to remain the global financial power it is today.

In addition, new exchanges have entered or have shown interest in entering the market. Intercontinental Exchange, which acquired IPE in 2001, is now the second largest energy futures exchange and continues aggressively to seek additional liquidity. Meanwhile, the New York Stock Exchange has repeatedly stated its intention to expand into the futures exchange business, and is citing the attractive opportunities in the derivatives sector as one of the primary motivations behind the Euronext transaction.

These factors combine to constrain prices in the industry. While a combined CME and CBOT is expected to be better positioned to compete globally against the formidable entities, it is clear that market forces will continue to discipline exchange prices.

cme
Chicago Mercantile Exchange

Chicago Board of Trade

CC105/150/0307